UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934*
(Amendment No. )*

EASTSIDE DISTILLING, INC.

Name of Issuer)

Common Stock

(Title of Class of Securities)

27780 21 04

(CUSIP Number)

June 4, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐Rule 13d-1(b)
 ☑Rule 13d-1(c)
 ☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27780 21 04	SCHEDULE 13G	Page 2 of 8
1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) GLENBROOK CAPITAL, L.P., a Nevada Limited Partnership (the "Fund") EIN: 86-0847279
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power 14,299,712(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 14,299,712(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,299,712
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 17.5%(2)
12.	Type of Reporting Person (See Instruction) PN

(1) Includes 6,000,000 shares of common stock issuable upon exercise of common stock purchase warrants that are exercisable within 60 days of June 4, 2016 (the "Acquisition Date").
(2) Based on 75,503,452 shares of common stock outstanding on the Acquisition Date, following the closing of the subject private placement.

CUSIP No. 27780 21 04	SCHEDULE 13G	Page 3 of 8
1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) GLENBROOK CAPITAL MANAGEMENT, a Nevada corporation ("GCM") EIN: 86-0848410
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power 14,299,712(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 14,299,712(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,299,712(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 17.5%(3)
12.	Type of Reporting Person (See Instruction) CO

(1) Includes 6,000,000 shares of common stock issuable upon exercise of common stock purchase warrants that are exercisable within 60 days of June 4, 2016 (the "Acquisition Date").
(2) GCM is the corporate general partner of the Fund. In that capacity, it has voting and dispositive power over the shares owned by the Fund. It does not, itself, own any securities of the issuer.
(3) Based on 75,503,452 shares of common stock outstanding on the Acquisition Date, following the closing of the subject private placement.

Item 1(a).	Name of Issuer: EASTSIDE DISTILLING, INC.
Item 1(b).	Address of Issuer's principal executive offices: 1805 SE Martin Luther King Jr. Boulevard Portland, OR 97214
Item 2(a).	Name of person filing: Glenbrook Capital, L.P. (the "Fund") Glenbrook Capital Management (the "General Partner")
Item 2(b).	Address or principal business office or, if none, residence: Both the Fund and the General Partner maintain their principal offices at 430 Cambridge Avenue, Suite 100, Palo Alto, CA 94306
Item 2(c).	Citizenship: Glenbrook Capital, L.P. is a Nevada limited partnership. Glenbrook Capital Management, its general partner, is a Nevada corporation.
Item 2(d).	Title of class of securities: Common Stock
Item 2(e).	CUSIP No. 27780 21 04
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is filing is a:

(a)    ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)    ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)    ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)    ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)    ☐    An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)    ☐    An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)    ☐    A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)    ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 915 U.S.C. 80a-3);

(j)    ☐    Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
	(a)	Amount beneficially owned:	14,299,712(1)
	(b)	Percent of class:	17.5%(2)
	(c)	Number of shares as to which the person has:
		(i) Sole power to vote or to direct the vote:	14,299,712(1)
		(ii) Shared power to vote or to direct the vote:	0
		(iii) Sole power to dispose or to direct the disposition of:	14,299,712(1)
		(iv) Shared power to dispose or to direct the disposition of:	0

__________

(1) All of the shares are owned beneficially by Glenbrook Capital, L.P. Glenbrook Capital Management may be deemed to possess voting and dispositive power in its capacity as general partner of Glenbrook Capital, L.P.; however, Glenbrook Capital Management disclaims beneficial ownership of such shares.
(2) Based on 75,503,452 shares of common stock outstanding on June 4, 2016, following the closing of the subject private placement.
Item 5.	Ownership of Five Percent or Less of a Class Inapplicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person Inapplicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Inapplicable
Item 8.	Identification and Classification of Members of the Group Inapplicable
Item 9.	Notice of Dissolution of the Group Inapplicable
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2016

GLENBROOK CAPITAL, L.P.
a Nevada Limited Partnership

By: GLENBROOK CAPITAL MANAGEMENT
a Nevada corporation,
its General Partner

By: /s/ Richard Rudgley
Name: Richard Rudgley
Title: President

GLENBROOK CAPITAL MANAGEMENT
a Nevada corporation

By: /s/ Richard Rudgley
Name: Richard Rudgley
Title: President

EXHIBIT INDEX

A. Agreement of Joint Filing

EXHIBIT A
AGREEMENT OF JOINT FILING

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the Schedule 13G, dated on or about June 14, 2016, containing the information required by Schedule 13G, for the shares of Common Stock of Eastside Distilling, Inc. held by Glenbrook Capital, L.P., a Nevada limited partnership and with respect to Glenbrook Capital Management, a Nevada corporation, the general partner of Glenbrook Capital, L.P., such other holdings as may be reported therein.

Dated: June 14, 2016

GLENBROOK CAPITAL, L.P.
a Nevada Limited Partnership

By: GLENBROOK CAPITAL MANAGEMENT
a Nevada corporation,
its General Partner

By: /s/ Richard Rudgley
Name: Richard Rudgley
Title: President

GLENBROOK CAPITAL MANAGEMENT
a Nevada corporation

By: /s/ Richard Rudgley
Name: Richard Rudgley
Title: President